UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Board of Directors – Membership changes

Effective as of November 1, 2019 Liu Jun, a member of the Board of Directors (the “Board”) of China Ceramics Co. Ltd., (the “Company’) and each of the standing committees thereof, tendered his resignation. Mr. Liu Jun’s resignation was for personal reasons and not for any disagreements with the Company or its management.

Effective as of November 1, 2019, the Board appointed Mr. Song Chungen as an independent member of the Board as well as a member of Audit, Compensation and Nominating Committees. Song Chungen meets the Nasdaq Stock Market independence requirements as well as additional independence requirements under US securities laws for membership on the Audit Committee.

From 2009 to present, Song Chungen has been a practicing lawyer at Guangdong Weihao Law firm. He obtained his law license in May 2003, and in November 2009, he obtained Securities Qualification in China. Song Chungen holds a Bachelor’s degree in Law from Sun Yat Sen University (2007).

Exhibit Description

99.1 Press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: November 1, 2019